Exhibit 99.6

INFORMATION FOR SHAREHOLDERS

DIRECTORS & EXECUTIVE OFFICERS
Name / position	Residence	Start date	Committees
			AU	HR	NC
Ashoka Achuthan CFO	Chicago, Illinois	Nov 2013
Jim Arthurs Executive Vice President	North Vancouver, British Columbia	Jan 2014
Warren J. Baker Chairman & Director	Avila Beach, California	Sep 2002		•	•
Joseph P. Caron Director	West Vancouver, British Columbia	Aug 2014		•
David R. Demers CEO & Director	Vancouver, British Columbia	Mar 1995
Brenda J. Eprile Director	North York, Ontario	Oct 2013	•	•	•
Nancy S. Gougarty President & COO	Vancouver, British Columbia	Feb 2013
Philip B. Hodge Director	Calgary, Alberta	Jun 2012			•
Dezsö J. Horváth Director	Toronto, Ontario	Sep 2001	•	•	•
Gottfried (Guff) Muench Director	West Vancouver, British Columbia	Jul 2010		•
Rodney T. Nunn Director	Chatham, Ontario	Mar 2016
Thomas G. Rippon Executive Vice President	White Rock, British Columbia	Sep 2013
Peter M. Yu Director	New York City, New York	Jan 2016	•

Committees are as follows: AU = Audit; HR = Human Resources & Compensation; NC = Nominating & Corporate Governance

CORPORATE INFORMATION

STOCK LISTINGS
NASDAQ	WPRT

Toronto Stock Exchange	WPT

Westport Shareholder Services

Shareholders with questions about their account—including change of address, lost stock certificates, or receipt of multiple mail-outs and other related inquiries—should contact our Transfer Agent and Registrar:

Computershare Trust Company of Canada

510 Burrard Street, 2nd Floor

Vancouver, British Columbia, Canada V6C 3B9

T 604-661-9400 » F 604-661-9401

Legal Counsel

Bennett Jones LLP, Calgary, Alberta, Canada

Auditors

KPMG LLP, Independent Registered Public Accounting Firm, Vancouver, British Columbia, Canada

ANNUAL MEETING OF SHAREHOLDERS

WHEN: Tuesday, June 28, 2015 at 10:00 AM (Pacific)

WHERE: 1750 West 75th Avenue, Suite 101, Vancouver, BC

WESTPORT ON THE INTERNET

Topics featured can be found on our websites:

WESTPORT	westport.com
FUEL FOR THOUGHT (BLOG)	blog.westport.com
YOUTUBE	youtube.com/westportdotcom
FACEBOOK	facebook.com/westportdotcom
TWITTER	twitter.com/westportdotcom
CUMMINS WESTPORT	cumminswestport.com

The information on these websites is not incorporated by reference into this Annual Report. Financial results, Annual Information Form, news, services, and other activities can also be found on the Westport website, on SEDAR at sedar.com, or at the SEC at sec.gov. Shareholders and other interested parties can also sign up to receive news updates in a variety of formats including email, Twitter, and RSS feeds: westport.com/contact/subscriptions

CONTACT INFORMATION

1750 West 75th Avenue, Suite 101

Vancouver, British Columbia, Canada V6P 6G2

T 604-718-2000 » F 604-718-2001

invest@westport.com

1

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements about Westport’s business, operations, technology development, products, the performance of our products, sources of revenue, our future market opportunities and/or about the environment in which it operates, which are based on Westport’s estimates, forecasts, and projections. Such forward looking statements include, but are not limited to, statements concerning returns to shareholders, competitive pressures on our industry and future consolidation and alliances in that industry, changes in adjusted EBTIDA results, our focus for the year ahead, and impacts of climate change. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport’s control and may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks relating to the timing and demand for our products, future success of our business strategies and other risk factors described in our most recent Annual Information Form and other filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by applicable legislation.

2